YUKON-NEVADA GOLD CORP.
Management Discussion and Analysis
For the three and six month period ending June 30, 2012

The following management’s discussion and analysis (‘‘MD&A’’) is intended to supplement the Company’s interim consolidated financial statements for the three and six month period ending June 30, 2012.

Readers are encouraged to consult the Company’s audited consolidated financial statements and corresponding notes to the financial statements for the year ended December 31, 2011 for additional details. Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. All figures are in United States dollars unless otherwise noted. The MD&A has been prepared as of August 10, 2012.

SECOND QUARTER HIGHLIGHTS

1.

During the quarter the Jerritt Canyon Mill produced 25,249 payable ounces of gold from mining operations, compared with 19,407 ounces of gold produced in the second quarter of 2011. Total ounces produced increased from the second quarter of 2011 as the Company processed higher grade ore from both the Smith and SSX mine compared with primarily lower grade stockpile and Newmont ore in the previous year. With the replacement of the chain on the bucket elevator in early May, the milling operations were able to operate consistently at 4,000 tons per day and from mid-May to mid-June averaged 4,112 tons per day.

2.

For the three months ended June 30, 2012 the Company produced 154,893 tons from mining operations at Jerritt Canyon, a significant increase from the 74,534 tons produced in the first quarter of 2012. The majority of this increase was from the Smith mine as Small Mine Development (“SMD”) ramped up to 1,127 tons delivered per day and delivered 27,959 tons more than the first quarter of 2012. Operations at SSX- Steer also increased significantly during the quarter as the Company completed necessary electrical cabling work and took delivery of additional underground equipment (second quarter mining production was 28,151 tons higher than the first quarter of 2012). June production for the Smith mine averaged 1,250 tons per day while the SSX-Steer mine averaged 705 tons per day (however the latter increased to almost 1,000 tons per day in the last half of June with delivery of additional underground trucks). This trend continued in the third quarter as the Smith mine continued to average over 1,200 tons per day and the SSX-Steer mine increased to over 800 tons per day in July and August, with many days in excess of 1,000 tons per day.

3.

During the months of April and May, the milling operations experienced significant downtime (approximately 8 days in April and 10 days in May) in the fine crushing circuit due to repeated chain failures with the bucket elevator that was installed in the January shutdown. The Company commenced work on replacing the bucket elevator with two conventional belt conveyors in mid-June and completed the work on July 11, 2012, resulting in significantly increased reliability and performance in the fine crushing circuit as well as better recoveries as the operations can now optimize the ore grind in the crushing circuit. The crushing circuit is now operating at well over 300 tons per hour allowing for consistent operation of the roasting and CIL circuits at over 4,000 tons per day.

4.

In May, 2012 The Company completed a non-brokered private placement of 39.1 million units (the "Units") at a price of CDN$0.23 per Unit for total proceeds of $9.1 million with each Unit consisting of one common share and one share purchase warrant. In May, 2012 the Company also successfully negotiated the settlement of $6.9 million in current accounts payable by the issuance of 22.8 million shares at a deemed price of CDN$0.30 per share.

5.	In June, 2012 the Company completed a private placement offering of CDN$6.0 million principal amount of unsecured convertible debentures.

6.

The Company recorded a loss of $8.3 million in the second quarter of 2012 compared to net income of $22.9 million in the second quarter of 2011. The 2011 second quarter net income resulted from a $36.6 million gain in the fair value of warrants recorded as derivative liabilities, where the amount in the second quarter of 2012 was a $1.4 million loss. The gross loss in the second quarter of 2012 was $3.1 million compared to a loss of $1.9 million in the three months ended June 30, 2011.

OVERVIEW

Yukon-Nevada Gold is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction, processing and reclamation. The Company’s gold production and exploration activities are carried out in Canada and the United States. Gold is produced in the form of doré, which is shipped to refineries for final processing. The profitability and operating cash flow of Yukon-Nevada Gold is affected by various factors, including the amount of gold produced, the market price of gold, operating costs, interest rates, regulatory and environmental compliance, the extent of exploration activity and capital expenditures, general and administrative costs, and other discretionary costs. Yukon-Nevada is also exposed to fluctuations in foreign currency exchange rates and varying levels of taxation that can impact profitability and cash flow. The Company seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company’s control.

Yukon-Nevada Gold receives its revenues through the sale of gold in U.S. dollars, while costs are incurred in both U.S. and Canadian currencies. Therefore, movements in the exchange rate between the Canadian and the U.S. dollars have an impact on profitability.

Jerritt Canyon

The Jerritt Canyon operation consists of a milling facility and two underground mines, the Smith and the SSX, and is located in Nevada, U.S.

Jerritt Canyon Operating Highlights
(dollars in thousands except for per ounce amounts)

	Q1 2012	Q2 2012
Gold (troy ounces)
Payable Ounces Produced	13,099	25,249
Gold Ounces Sold	12,800	24,073
Gold sales	$20,889	$36,386
Cost of gold sold	$21,666	$39,530
Average gold price per ounce (1)	$1,720	$1,606

	Q1 2011	Q2 2011	Q3 2011	Q4 2011
Gold (troy ounces)
Payable Ounces Produced	13,181	19,407	21,296	13,864
Gold Ounces Sold	13,650	18,341	18,035	16,850
Gold sales	$18,973	$28,258	$30,116	$27,769
Cost of gold sold	$32,890	$30,191	$37,279	$30,450
Average gold price per ounce (1)	$1,390	$1,541	$1,678	$1,676

	Q3 2010	Q4 2010
Gold (troy ounces)
Payable Ounces Produced	17,202	22,777
Gold Ounces Sold	15,547	21,883
Gold sales	$19,466	$29,896
Cost of gold sold	$18,036	$37,911
Average gold price per ounce	$1,252	$1,366

(1) Since Q3 2011 the calculated average gold price per ounce includes an adjustment for the amount of consideration ($850 per ounce) that is withheld by Deutsche Bank as repayment of the forward gold purchase agreement.

Mining

Small Mine Development, LLC (“SMD”) delivered 102,583 tons to the mill, containing an estimated 16,397 ounces, from the Smith mine during the three months ended June 30, 2012, higher than the previous quarter of 74,624 tons containing an estimated 12,652 ounces. The deliveries in the second quarter of 2012 averaged 1,127 tons a day, 94% of the production target of 1,200 tons per day.

At the Company operated SSX-Steer mining complex, the Company continued to ramp up the production rates delivering 52,310 tons containing an estimated 6,681 ounces during the three months ended June 30, 2012; an increase from the previous quarter’s delivery of 24,159 tons containing an estimated 3,895 ounces. During the quarter production was increased by using longhole open stoping for mining three stopes, as this method of mining is more effective than the usual drift and fill method used at SSX. As ground conditions allow, the Company will continue to use this method.

During the quarter the Company took delivery of additional key equipment including two underground trucks, a drill jumbo, and a bolter. As well, major work was carried out on the mine electrical system including the installation of a new 4,160 volt cable feeding the underground substations, rebuilding of the underground substations, and installation of 480 volt cable feeding the electric drills. As a result of this new electrical infrastructure the Company is seeing increased productivity from the three drill jumbos in place which is increasing the rate of development at the SSX-Steer. The backfill plant was also put back into operation during the quarter. In the third quarter of 2012, SSX-Steer production will continue to increase as more faces are made available with continued development and opening of former mining areas. Subsequent to quarter-end SSX-Steer received two additional underground trucks to complete the full complement of mining equipment required to achieve full production levels. In July work began to rehabilitate access to Zone 1 which will open new mining faces and also allow access for underground exploration of the West Mahala zone. Production is expected to reach the target of 1,200 tons per day during the third quarter.

Processing

For the second quarter of 2012 the mill processed 282,803 tons through the roaster containing 30,425 ounces of gold. This compares to 74,534 tons processed during Q1 2012 containing 8,198 ounces of gold.

The process facility experienced problems during the quarter with some equipment installed during the January 2012 shut down. The bucket elevator that was installed in fine crushing could not meet the production requirements that it had originally been designed for and caused numerous production shutdowns as the pins and chains supporting the bucket elevator broke down repeatedly. The bucket elevator has subsequently been replaced by two standard conveyors that have been operating consistently since July 11, 2012. In addition, production was limited during the quarter with shutdowns due to problems with the new ore dryer, the expander on the oxygen plant (due for replacement in late August, 2012) and plugging of the fine ore bin due to build up which had taken place over the last ten years.

Plant recoveries were also lower than planned during the quarter (approximately 82% compared with the 87% normally achieved) due to a coarser grind of ore feeding the roasters. This was a result of limiting the recirculating load in tertiary crushing to reduce the ore feeding through to the recently replaced bucket elevator to minimize the risk of failure.

In early July the bucket elevator in fine crushing was replaced with two standard conveyors. Production continued for several weeks using a mobile crushing and screening plant to complete tertiary crushing at a reduced tonnage rate while the bucket elevator was removed and new conveyors installed. The new conveyors have been operating exceptionally well since installation and fine crushing is no longer a bottle-neck in the circuit. At the same time, new dust-extraction ducting was installed in fine crushing.

Underground Exploration

During the three months ended June 30, 2012 a total of 359 cubex drill holes were completed at the Smith and SSX-Steer underground mines. In the Smith mine SMD continued drilling underground definition (production) drill holes using their own cubex (RC) drill, focusing on Zone 5 where a total of 25,765 feet in 298 drill holes were completed. The Company drilled a total of 5,170 feet in 61 production cubex drill holes in the SSX-Steer mine Zone 5 and 7.

During the six months ended June 30, 2012 eleven diamond drill holes totaling 10,717 feet were completed from underground drill stations at the Smith mine (Table 1). Four of the diamond drill holes totaling 3,596 feet were completed at Zone 4. The other 7 diamond drill holes totaling 7,121 feet were completed at Zones 4 and 5 for resource conversion purposes with the assays pending at the end of the quarter.

The goal of the 2012 underground diamond drilling program is to add resources and reserves that are not included in the current Life of Mine plan.

Table 1 – Q2 2012 Underground Diamond Drilling (Contractor) – Smith Mine:

Mine	Exploration		Resource Conversion
	# of Drill Holes	Footage	# of Drill Holes	Footage (ft.)
Smith Mine	4	3,596	4	7,121

Surface exploration summary

During the three months ended June 30, 2012 the Company has not conducted any surface drilling. All assay results have been received from the 2011 drilling program, except for the 12 geotechnical core holes completed at Starvation Canyon. Resource conversion drilling at the southernmost mineralized pod in the West Mahala resource along with exploration targets at West Starvation Canyon will be pursued in future drilling programs. Targeting at the West Starvation Canyon area is using the results from Titan-24 direct current resistivity, induce polarization, magnetotelluric (DC – IP –MT) ground survey conducted in mid-2010.

Modeling, Resource, and Reserve update

Modeling in the second quarter at the Jerritt Canyon property focused on finishing the resources and reserves to help support the National Instrument NI 43-101 Technical Report that was filed on April 27, 2012. This Technical Report identifies the Mineral Resources and Reserves as of December 31, 2011 (Tables 2 - 4) and provides a complete update on the open pit and underground resources of Jerritt Canyon using new modeling techniques and updated drill hole data.

Table 2 - December 31, 2011 Jerritt Canyon Mineral Reserves

	Proven			Probable			Total Proven + Probable
Deposit/Mine	K tons	oz/st	K oz	K tons	oz/st	K oz	K tons	oz/st	K oz
Underground
Murray	106.0	0.213	22.5	306.4	0.224	68.6	412.4	0.221	91.1
Saval	19.7	0.229	4.5	149.3	0.207	31.0	169.1	0.210	35.5
Smith	955.9	0.206	197.3	1,100.7	0.217	238.4	2,056.6	0.212	435.7
SSX	598.5	0.192	115.1	682.4	0.189	129.2	1,280.9	0.191	244.4
Starvation	6.0	0.271	1.6	337.4	0.265	89.3	343.4	0.265	90.9
W. Mahala	23.5	0.214	5.0	175.9	0.185	32.5	199.3	0.188	37.5
Subtotal	1,709.6	0.202	346.1	2,752.1	0.214	588.9	4,461.7	0.210	935.0
Open Pit
Burns Basin	45.7	0.093	4.2	303.1	0.076	23.0	348.8	0.078	27.2
Mill Creek	3.2	0.089	0.3	182.9	0.090	16.5	186.0	0.090	16.8
Saval	36.9	0.172	6.3	108.1	0.065	7.0	144.9	0.092	13.4
Wright Window	4.9	0.175	0.9	108.0	0.093	10.0	112.9	0.096	10.9
Subtotal	90.6	0.129	11.7	702.0	0.080	56.5	792.6	0.086	68.2
Stockpiles	180.0	0.094	17.0	622.6	0.065	40.7	802.6	0.072	57.7
Total	1,980.2	0.189	374.8	4,076.7	0.168	686.0	6,056.9	0.175	1,060.8

(1)

The following parameters were used to determine the gold cutoff grade for each reserve area: a US$1,275 per oz gold price which is equal to the 36-month trailing average; Grade dependent metallurgical gold recoveries ranging from 75% to 90%;

(2)	All of the December 31, 2011 underground mineral reserves are presented using a 0.12 opt Au cutoff grade except for Starvation Canyon which used a 0.13 opt Au cutoff grade;
(3)	The December 31, 2011 open pit mineral reserves used cutoff grades ranging from 0.043 to 0.047 opt Au;
(4)	The December 31, 2011 reserves are contained entirely within designed underground or surface mine excavations;
(5)	Mineral reserves were determined by Mark Odell, P.E., Practical Mining LLC.

Jerritt Canyon’s proven and probable reserves on January 1, 2011 were 717,000 ounces of gold. These were depleted by approximately 55,270 ounces as a result of mining during 2011 which includes stockpile depletion. The current proven and probable reserve as of December 31, 2011 therefore represents an addition of 399,100 ounces of gold. The 2011 year-end reserve estimate was calculated using a gold price of $1,275 per ounce. The Murray Mine and Smith Mine exhibited the most significant increase in reserves compared to the previous year.

The updated mineral resource estimate incorporates a new property-wide Vulcan three-dimensional geological model which includes new surface and underground drilling results completed from January 1, 2011 to December 31, 2011. Jerritt Canyon’s measured and indicated mineral resource decreased by 70,700 ounces of gold. The decrease of resources is a result of using different modeling methods, and sterilization of gold mineralization adjacent to abandoned underground workings, partially offset by higher gold prices relative to the January 1, 2011 resource. In addition, approximately 90% of the total drilling conducted at Jerritt Canyon in 2011 was resource conversion drilling with very little exploration.

Table 4 – December 31, 2011 Jerritt Canyon Measured and Indicated Mineral Resources, Including Reserves

	Measured			Indicated			Total Measured + Indicated
Deposit /Mine	K tons	oz/st	K oz	K tons	oz/st	K oz	K tons	oz/st	K oz
Underground
Calif. Mtn.	–	–	–	4.5	0.184	0.8	4.5	0.184	0.8
Murray	163.0	0.207	33.7	427.2	0.216	92.2	590.2	0.213	125.9
Saval	55.9	0.237	13.2	277.7	0.222	61.5	333.6	0.224	74.8
Smith	2,098.1	0.224	470.2	2,133.4	0.215	458.6	4,231.5	0.220	928.8
SSX	2,248.2	0.211	474.0	1,451.1	0.205	298.2	3,699.2	0.209	772.2
Starvation	5.9	0.294	1.7	519.4	0.25	130.0	525.2	0.251	131.8
W. Mahala	25.3	0.196	5.0	363.5	0.190	68.9	388.7	0.190	73.9
Winters Ck.	–	–	–	90.3	0.162	14.6	90.3	0.162	14.6
Subtotal	4,596.3	0.217	997.9	5,267.0	0.214	1,124.9	9,863.3	0.215	2,122.8
Open Pit
Burns Basin	34.5	0.087	3.0	309.9	0.097	30.2	344.5	0.096	33.2
Mill Creek	3.2	0.091	0.3	272.9	0.094	25.8	276.2	0.094	26.1
Pie Creek	–	–	–	205.4	0.087	17.9	205.4	0.087	17.9
Road Canyon	–	–	–	17.5	0.069	1.2	17.5	0.069	1.2
Saval	84.8	0.135	11.4	569.5	0.065	37.2	654.3	0.074	48.6
Wright Window	7.9	0.142	1.1	117.8	0.090	10.6	125.8	0.094	11.8
Subtotal	130.4	0.121	15.8	1,493.1	0.082	122.9	1,623.6	0.085	138.7
Stockpiles	180.0	0.094	17.0	622.6	0.065	40.7	802.6	0.072	57.7
Total All Sources	4,906.8	0.210	1,030.7	7,382.7	0.175	1,288.5	12,289.5	0.189	2,319.2

(1)	The resource cutoff grades were calculated in a similar manner as the reserve cutoff grades except that a US$1,400 per oz gold price was used which is equal to a 24-month trailing average gold price;
(2)	The December 31, 2011 underground mineral resources are presented using a 0.11 opt Au cutoff grade except for Starvation Canyon which was calculated using a 0.12 opt Au cutoff grade;
(3)	The open pit resources used cutoff grades ranging from 0.039 to 0.043 opt Au and are constrained by a Lerch Grossman pit shell;
(4)

The December 31, 2011 underground resources were only tabulated if the estimated blocks were inside the modeled Au grade shell and greater than 0.120 opt Au, are accessible from existing or planned excavations, and they were deemed recoverable with respect to their overall size and location relative to the existing workings by the qualified person.;

(5)	Mineral resources that are not mineral reserves do not have demonstrated economic viability; and
(6)	Mineral resources determined by Mark Odell, P.E., Practical Mining LLC.

Table 5 – December 31, 2011 Jerritt Canyon Inferred Mineral Resources

	Inferred
Deposit/Mine	K tons	oz/st	K oz
Underground
California Mtn.	29.5	0.192	5.7
Murray	86.0	0.215	18.5
Smith	979.5	0.196	191.8
SSX	371.7	0.198	73.7
Saval	95.4	0.200	19.1
Starvation	255.4	0.253	64.6
West Mahala	1,854.6	0.175	324.0
Winters Creek	9.2	0.186	1.7
Underground Subtotal	3,681.2	0.190	699.1
Open Pit
Burns Basin	14.0	0.079	1.1
Mill Creek	3.4	0.154	0.5
Pie Creek	4.9	0.090	0.4
Road Canyon	185.1	0.082	15.1
Saval	222.2	0.142	31.6
Wright Window	4.8	0.093	0.4
Open Pit Subtotal	434.5	0.113	49.3
Stockpiles	–	–	–
Total Inferred Resources	4,115.7	0.182	748.4
Notes:
(1)	Similar resource tabulation methodologies described for Table 2 above apply to the resources in Table 3;
(2)	Mineral resources that are not mineral reserves do not have demonstrated economic viability; and
(3)	Mineral resources determined by Mark Odell, P.E., Practical Mining LLC.

Ketza River

Exploration summary

The Company did not conduct any drilling in the second quarter of 2012 at Ketza River. Final assays from the 2011 Ketza River drilling program were received and will be reviewed over the third quarter. Six of the 2011 Penguin Zone drill holes were sampled in the second quarter and sent in for assay.

During the quarter, the Company conducted the following additional work:

  Refined the planned drilling program;

  Continued writing the 2011 Land Assessment reports for both Silver Valley and Ketza River;

  Completed a reclamation plan to review with the Yukon governing agencies; and,

  Updated the acQuire drill hole database.

Ground geophysics using Extremely Low Frequency EM (ELF) is planned at Ketza River this summer. The work will be conducted over the known resource at Penguin Zone and if determined to work will also be used at the South Hill target.

Reclamation of previous exploration drill roads and drill pads commenced in June.

Yukon Environmental and Socio-economic Assessment Board

As part of the adequacy review, questions are being addressed regarding the Yukon Environmental and Socioeconomic Assessment Application (“YESAA”) that was submitted in late September of 2011. This report assessed the environmental and socio-economic effects of activities integrating scientific information, traditional knowledge and other local knowledge. The review of this application is expected to take between 12 and 18 months from the date of the original submission.

Ongoing baseline data activities continue at the site including monthly water reporting. A new large capacity arsenic treatment plant became operational late in the quarter in order to assist in the treatment of tailings water.

Silver Valley

No exploration work has been carried out on the Silver Valley property in the second quarter of 2012.

SUMMARY OF QUARTERLY RESULTS
(in thousands of dollars, except for share and per share amounts)

	Q2 2012	Q1 2012	Q4 2011	Q3 2011	Q2 2011	Q1 2011	Q4 2010	Q3 2010
Statement of Operations
Gold Sales	$36,386	$20,889	$27,769	$30,116	$28,258	$18,973	$29,896	$19,466
Cost of gold sold	39,530	21,666	30,615	37,279	30,191	32,890	37,911	18,036
Gross (loss) margin	(3,144)	(777)	(2,846)	(7,163)	(1,933)	(13,917)	(8,015)	1,430
Loss from operations	(7,167)	(5,350)	(6,055)	(11,159)	(7,127)	(17,133)	(11,377)	(3,867)
(Loss)/profit before taxes	(8,807)	(6,745)	(8,708)	(18,119)	22,926	30,091	(52,492)	(102,106)
Net (loss)/profit	(8,313)	(7,845)	(7,506)	(17,973)	22,915	28,946	(50,924)	(102,086)
Basic net profit/(loss) per share	(0.01)	(0.01)	(0.01)	(0.02)	0.03	0.04	(0.07)	(0.15)
Weighted average # of shares outstanding (000's)	956,416	931,176	930,606	930,606	826,650	691,128	685,616	667,823
Statement of Financial Position
Cash and cash equivalents	4,320	1,144	2,261	37,459	7,761	-	-	5,821
Total assets	$346,900	$348,912	$327,646	$328,259	$261,447	$222,902	$219,241	$223,596

RESULTS OF OPERATIONS

The Company incurred a net loss of $8.3 million during the quarter ended June 30, 2012, compared to net income of $22.9 million in the quarter ended June 30, 2012. The net loss arose primarily from a $7.2 million loss from operations compared to a $7.1 million loss for the same period in 2011. The increased loss from operations is mainly attributable to an increased gross loss of $3.1 million for the three month period ended June 30, 2012, compared to the $1.9 million generated in the same period in 2011. The $1.2 million increase in gross loss resulting from higher cost per ton driven primarily by low production due to the processing challenges described previously. This quarter’s net loss was further increased with $1.6 million of other losses which were mostly made up of transactions costs incurred in the three months ended June 30, 2012. In the second quarter of 2011 net income for the period was generated primarily from $36.3 million net gain from the revaluation of derivative liabilities, including warrants, compared to a net loss of $0.2 million in 2012.

Gold sales:

Gold sales in the second quarter of 2012 were $36.4 million on the sale of 24,073 ounces of gold from Jerritt Canyon, compared to sales of $28.3 million and 18,341 ounces for the same period in 2011. The increase results chiefly from the increase production of ounces for sale, and also from an increase in the average selling price from $1,541 per ounce for the three months ended June 30, 2011 to $1,606 for the three months ended June 30, 2012.

Gross margin – mining operations:

During the three months ended June 30, 2012, the Company had a gross loss of $3.1 million compared to a $1.9 million in 2011. During the second quarter of 2012 the Company continued to produce its own lower-cost mined ore. However, as described in Processing section above, the processing facility encountered problems during the quarter with the ore dryer, the oxygen plant, and the bucket elevator which resulted in lower than planned production and recoveries which in turn drove the increased gross loss. The loss in 2011 was primarily a result of the low production rates at the mill that resulted from a higher frequency of scheduled maintenance shutdowns and unscheduled production stoppages due to spare parts shortages.

Depreciation, depletion and amortization:

The Company had $2.7 million in depreciation and amortization in second quarter of 2012, compared to $1.6 million for the three months ended June 30, 2011, relating to the depreciation of property, plant and equipment (“PP&E”). The increase is attributable to an increased depreciable asset base which resulted from the PP&E additions in the mostly in the fourth quarter of 2011, and the first quarter of 2012 when the Jerritt Canyon mill was overhauled and refurbished.

General and administrative expenses and stock-based compensation:

For the three months ended June 30, 2012, the Company incurred general and administrative expenses (“G&A”) of $1.3 million, of which $0.6 million is share based compensation, compared with $3.4 million, of which $0.9 million is share based compensation, for the comparable 2011 period. The general and administrative costs are incurred at the head office in Canada. The $2.0 million decrease in G&A for the second quarter of 2011 is primarily attributable to a $0.9 cost recovery resulting from the reversal of previously accrued liabilities determined not to be payable during the quarter; a $0.5 million decrease in share based payments (discussed below); $0.7 million in consulting fees incurred in the 2011, primarily for advisory services related to warrant issuance, that were not incurred in the current quarter; offset by a $0.1 million increase in professional fees in the current quarter, attributable to the private placement and convertible debenture issuance.

Total share based compensation was $0.7 million in the three months ended June 30, 2012 compared to $1.2 million in the comparable period in 2011. $0.2 million of the total share based compensation during the current quarter is included in cost of sales, and $0.4 million is included in G&A. In the quarter ended June 30, 2011, $0.3 million was included in cost of sales and $0.9 million was in G&A. The charge in 2012 is largely attributable to options that were granted and vested in the second quarter of 2012. The charge in 2011 chiefly relates to the vesting of stock options that were granted in the second quarter of 2011. There were 4.3 million stock options granted in the second quarter of 2012, $0.4 million in share based payment compensation expense was recorded during the three months ended June 30, 2012 in relation to these options. A total of 3.8 million stock options were granted during the second quarter of 2011, $1.0 million of which vested and was expensed in the three months ended June 30, 2011.

Finance and transactions costs:

Total finance and transactions costs decreased from $2.9 million for the three months ended June 30, 2011 to $0.9 million for the three months ended June 30, 2012. The decrease is largely attributable to $2.2 million of interest expense incurred on long-term debt during the first quarter of 2011, which was not incurred in 2012 as the debt was settled in the third quarter of 2011. This was partially offset by $1.1 million in transaction and financing fees incurred in the second quarter of 2012 relating to the second quarter issuance of the convertible debenture, private placement, and the pursuit of potential financings. Also included in finance and transaction costs for the second quarter of 2012 is $0.3 million of accretion on the decommissioning and rehabilitation provision, which is comparable to the $0.4 million of accretion expense, recognized for the three months ended June 30, 2011.

Interest and other income:

Interest and other income (expense) is comprised of:

	Three months ended
	June 30,
	2012	2011
(Loss) gain on warrants	$(1,382)	$36,610
Loss on derivatives	696	(3,319)
Interest income	11	26
Other	445	66
	$(230)	$33,383

The Company’s issued warrants, denominated in a non-functional currency, are revalued at each reporting period and the fair value recorded in net earnings. For the three months ended June 30, 2012 a loss $1.4 million was recognized compared to $36.6 million in the same period in 2011. The large gain in 2011 which resulted from the decreased value of the derivative liability during the three months then ended was primarily attributed to a larger decrease in the Company’s share price during that period, as well as there being more warrants outstanding at period end compared to that outstanding as at June 30, 2012.

The loss on derivatives for the three months ended June 30, 2012 is comprised of losses relating to two derivative gold forward contracts entered into November 2010 and January 2012, which when revalued as at June 30, 2012 resulted in a gain of $0.7 million and $nil, respectively. Comparatively, the loss on derivatives recorded for the first quarter of 2011 relates to derivative gold forwards entered into in November 2010 and January 2011, which when revalued as at June 30, 2011 resulted in loss of $1.9 million and a gain of $0.4 million, respectively. Also included in the 2011 loss on derivatives was a $1.5 million loss arising from the June 30, 2011 revaluation of an embedded gold derivative that made up part of the $25.0 million debt issued in the third quarter of 2010, and settled in the third quarter of 2011.

Other items:

The foreign exchange loss of $0.6 million in the second quarter of 2012 related primarily to losses on U.S. denominated monetary liabilities. In the first quarter of 2011, there was a comparable foreign exchange loss of $0.4 million.

Income taxes:

Deferred income tax expense for the second quarter of 2011 was the result of historic foreign exchange rates used for the translation of non-monetary assets based in foreign currencies, there was no such effect in 2012. Current income tax recovery in the three months ended June 30, 2012 was the result of the reversal of previously accrued tax liabilities in the current quarter.

LIQUIDITY

As at June 30, 2012 cash and cash equivalents were $4.3 million compared to the December 31, 2011 balance of $2.3 million. At June 30, 2012 the Company had a working capital deficiency of $60.1 million, compared to a working capital deficiency of $52.7 million at December 31, 2011, as a result of the following activities:

Operations:

During the six months ended June 30, 2012 the Company incurred a net loss of $16.1 million, which, after subtracting non-cash items, including changes in working capital, of $1.7 million, and adding net deferred revenue proceeds of $9.1 million resulted in operating cash outflows of $10.8 million in 2012.

Changes in non-cash working capital in 2012 resulted in a $3.0 million cash outflow compared to $13.6 million outflow in the comparable period in 2011. The outflows in 2012 were primarily from a $5.2 decrease in accounts payable. The outflows in 2011 primarily arose from decreases in accounts payable of $9.1 million; a $7.6 million increase in prepaid expenses, mainly for deposits on machinery; offset by a $3.1 million cash inflow generated from inventory decreases.

Investing:

Capital expenditures

	2012			2011

	Property,			Property,
	plant and	Mineral		plant and	Mineral
(in thousands)	equipment	properties	Total	equipment	properties	Total

Mill and equipment expenditures - Jerritt Canyon	$15,468	$-	$15,468	$14,563	$-	$14,563

Exploration expenditures & underground mine development - Jerritt Canyon	-	3,302	3,302	-	-	-

Property, plant and equipment expenditures - Ketza River project	247	-	247	61	-	61

Exploration expenditure - Ketza River project	-	3,181	3,181	-	3,638	3,638

Corporate property plant and equipment expenditures	-	-	-	2	-	2

	$15,715	$6,483	$22,198	$14,626	$3,638	$18,264

Cash disbursements on property, plant and equipment and mineral properties were $15.7 million in the six months ended June 30, 2012 compared to $14.7 million during the same period in 2011. Significant capital expenditures during 2012 included payments on:

  Fabric and earthworks completion on second tailings facility ($3.8 million);

  Ore dryer, bag house, and scrubber circuit ($2.3 million);

  Two underground jumbo drills ($1.5 million);

  DCS installation ($1.1million);

  Two additional underground trucks and deposits on underground bolter and drill jumbo ($1.0 million)

  Caterpillar loader ($0.9 million);

  Underground truck ($0.7 million);

  Electrical infrastructure (cabling and substations) at the SSX-Steer complex ($0.4 million)

  Refinery furnace ($0.3 million); and,

  Waste Water treatment facility ($0.3 million).

. Significant capital expenditures during the same period in 2011 included payments on:

  Commencement of Work on the tailings facility and the current evaporation system ($6.5 million);

  SSX mining equipment ($2.9 million);

  Oxygen plant upgrades ($1.5 million);

  Mill upgrades, including the dryer circuit & operating system ($1.2 million); and,

  Equipment purchases ($0.8 million).

Exploration at Ketza River remained consistent as the Company continued focused on evaluating available data for the preparation of the YESAB proposal.

Financing:

During 2012, the Company raised $5.0 million through a forward sales contract entered into in January 2012. As well, $9.9 million of the $20 million prepayment received in February, 2012 for the Second Gold Purchase Agreement with Deutsche Bank was attributed to the warrants that were issued. In May, 2012 $9.1 million was raised through the private placement of 39.1 million units consisting of one common share and one share purchase warrant, and in June 2012 raised an additional $5.9 million from the issuance of convertible debentures.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through forecasting its cash flows from operations and anticipating investing and financing activities. Senior management is actively involved in the review and approval of planned expenditures and typically ensures that it has sufficient cash on hand to meet expected operating expenses for 60 days. The previous shutdowns at Jerritt Canyon and operating issues since restarting have increased the need for the Company to continue pursuing additional financing to meet the ongoing capital requirements to ensure continuity of operations. The operations underwent significant upgrades during the first quarter of 2012 with the installation of a new ore dryer and conveyor system, along with upgrades to the oxygen plant and refinery and the installation of a new DCS system. These changes, now that personnel are fully trained and the troubleshooting complete for the equipment, is having a significant impact on the mills output capacity and the operations are returning to positive cash flows. However, there can be no assurance that the Company will be able to obtain additional financial resources, or achieve profitability or positive cash flows. If the Company is unable to generate positive cash flows or obtain adequate financing, the Company will need to further curtail operations and exploration activities.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities at June 30, 2012:

Contractual obligations	Less than	4 to 12	1 to 2	Greater	Total
	3 months	months	years	than 2
				years
Accounts payable and accrued liabilities	$29,928	−	−	−	$29,928
Finance lease obligations	349	996	1,288	1,242	3,875
Operating lease obligations	55	165	216	261	697
Convertible debenture	−	−	−	5,914	5,914
Decommissioning and	−	−	−	61,306	61,306
rehabilitation provisions Total	$30,332	$1,161	$1,504	$68,723	$101,720

CAPITAL RESOURCES:

The Company had a $4.3 million cash balance as of June 30, 2012 and a negative working capital balance of $62.1 million. The Company had a $60.5 million cash balance in restricted cash as of June 30, 2012, primarily related to cash restricted for future reclamation at the Jerritt Canyon property. The cash on hand at June 30, 2012 will only be sufficient to maintain the ongoing operations if operations can continue to generate positive cash flows. The low cash balance stems from the heavy capital investment that was made in the first quarter and the follow on slower than expected ramp up that was experienced. Management believes that further financing can be obtained in order to ensure that full steady state mining operations are maintained which will ultimately provide ongoing positive cashflows. At period-end management was pursuing further financing to supplement cashflow from operations and meet its capital commitments.

COMMITMENTS

On August 12, 2011, the Company entered into a Forward Gold Purchase Agreement (the “Agreement”) with Deutsche Bank, AG, London Branch (“Deutsche Bank”), which holds more than 10% of the Company’s issued and outstanding common shares. Under the Agreement the Company received a gross prepayment of $120 million (the “Prepayment”), of which net cash proceeds of $73.5 million were received on August 12, 2011. Under the terms of the Agreement, the Company has sold to Deutsche Bank, a Contract Quantity of Gold in the amount of 173,880 ounces to be delivered to Deutsche Bank over a forty-eight month term commencing September 2011. The scheduled future gold deliveries to Deutsche Bank are: (i) 1,000 ounces per month during the first six months of the term; (ii) 2,000 ounces per month for the following six months of the term; and, (iii) 4,330 ounces per month for the final thirty-six months of the term.

On February 7, 2012, the Company entered into a Second Forward Gold Purchase Agreement with Deutsche Bank (the “Second Agreement”). Under this agreement, Queenstake received a gross prepayment of $20 million, of which net cash proceeds of $18.9 million were received on February 8, 2012, in exchange for the future delivery of 650 ounces of gold per month, over a forty-three month term commencing March 31, 2012, representing total future delivery of 27,950 ounces of gold.

On November 25, 2010, the Company entered into a forward gold sales contract which specifies that 6,255 troy ounces of refined gold would be sold to the counterparty by May 30, 2011. In return, the Company received an upfront payment of $7.0 million cash. In November 2011 the Company and the counterparty agreed that the gold delivery required to settle the contract would occur in December 2012, and that approximately 2,674 additional ounces would be delivered at that time. The additional ounces to be delivered is based on a 2.25% monthly increase in the ounces of gold to be delivered for each month the contracted gold delivery is outstanding from May 30, 2011. However, at the option of the counterparty, the Company may be requested to settle the liability through a cash payment rather than through physical delivery of the gold.

On January 12, 2012, the Company entered into a forward sales contract with a related party which requires delivery of 3,665 ounces of gold by June 12, 2012 or cash payment of $6.0 million at the option of the related party. In June 2012 the Company and the counterparty agreed that the gold delivery required to settle the contract would be extended to August 30, 2012, resulting in an agreed upon late-settlement charge of 2.25% per month on the outstanding balance being imposed on the Company. This resulted in an additional charge of $0.3 million, or an estimated 165 ounces being due on August 30, 2012.

OUTLOOK

In achieving the targeted production rate of 150,000 ounces of gold under steady state operations, the Company is focusing on ramping up production from the SSX-Steer mine which will be complete towards the end of the second quarter with the delivery of the remaining underground trucks and other equipment. As well, the Company will continue to process available stockpiles and receive ore from the Smith mine. Longer term the Company is prioritizing negotiations for profitable third party ore processing opportunities. Revenues from these arrangements would offset production costs, resulting in a cash cost advantage. The Company will also consider accretive acquisitions of strategically located ore, either as an outright acquisition or an ore purchase. The Company will also continue building the necessary infrastructure and making equipment purchases in order to open a third mine on the property, Starvation Canyon, located on the south end of Jerritt Canyon.

The Company has continued to pass all independent stack tests for mercury and other emissions and is currently able to operate over 100 tons of ore per hour through each roaster circuit based on current emissions. As part of the January 2012 shutdown the Company was able to install the second quench tank and the necessary emissions control equipment (additional bag house to filter dust, sulfur dioxide scrubber) on the new ore dryer as well as all other remaining items on the CD except for the cleanup of rock dump sites from historic mining activity. The Company has also substantially completed the second tailings facility and water storage reservoirs, although lining and commissioning will take place in the third quarter of 2012. This investment is not a component of the CD itself; however this investment will extend the life of the mill and bring it in line with current standards. With the majority of the key items in the CD complete the Company is looking at alternative methods for the cleanup of the remaining rock disposal areas around historical areas of mining activity on the property and expects this final step in closing the CD to take another year to complete at a cost of between $8 and $10 million.

The surface exploration program in 2011 has identified a number of areas of interest and proven the viability of the East and West Mahala resources which lie between the Smith and the SSX-Steer mine. Additional survey work in the Starvation area has identified further areas of interest that will need to be explored in the 2012 drill program as well. These results have largely been incorporated into a new reserve up date that the Company released on April 27, 2012.

In the Yukon, the Company is continuing to work through question and answer phase of the YESSA process with the YESAB. Should the permitting be approved on a timely basis (within 12 months of submission) the Company will be able to commence construction of the planned tailings facility and commence mining upon its completion.

The consolidated financial statements are prepared on the basis that the Company will continue as a going concern. The Company’s ability to continue as a going concern and recover its investment in property, plant, and equipment and mineral properties is dependent on its ability to obtain additional financing in order to meet its planned business objectives and generate positive cash flows. However, there can be no assurance that the Company will be able to obtain additional financial resources or achieve profitability or positive cash flows. Failure to continue as a going concern would require that the Company's assets and liabilities be restated on a liquidation basis, which values could differ significantly from the going concern basis.

On August 10, 2012, the Company had $5.2 million of cash and cash equivalents.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements as of June 30, 2012.

SUBSEQUENT EVENTS

On July 20, 2012 the Company issued the second tranche of convertible debentures for a principal amount of CDN$4.0 million. These convertible debentures bear interest at a rate of 11% per annum and will mature 42 months from the closing date (the "Maturity Date"). At the option of the Investor, the principal amount of the Debentures and all interest accrued thereon will be convertible into common shares of the Company at any time (the “Converted Shares”) after expiry of the four (4) month hold period of the convertible debentures and prior to the close of business on the Maturity Date, based on a conversion price equal to the greater of (a) CDN$0.15 and (b) the Market Price (as defined in the TSX Company Manual) of the Converted Shares discounted by 5% per Share (the "Conversion Price"). The ability of the Company to pay interest in cash will be subject to the prior written consent of Deutsche Bank AG.

Upon the Maturity Date, the Debentures and all interest accrued thereon may, at the Company's discretion, be paid in cash, Shares or any combination of cash and Shares. The Company may only elect to convert all or any part of the Debentures outstanding on the Maturity Date into, and pay to the Investor the principal sum of the Debentures in, Shares if the Market Price for the Shares for at least five (5) out of the ten (10) trading days preceding the date in which the Company delivers the Shares to the Investor (such date not to be less than twenty (20) days prior to the Maturity Date) is greater than CDN$0.20. The Investor will have the option to require early repayment in the event of default by the Company.

In conjunction with the Debentures the Company also issued 13,333,333 common share purchase warrants (the "Warrants") to the Investor. Each Warrant entitles the holder thereof to purchase one Share at an exercise price of CDN$0.30 and will expire three (3) years following the closing date. The Company also paid the Investor a structuring fee equal to 10% of the principal amount of the Debenture through the issuance of 1,333,333 common shares of the Company.

RELATED PARTY TRANSACTIONS

During the three months ended June 30 2012, the Company was charged a total of $0.2 million (2011 - $0.1 million) in legal fees by a law firm in which the corporate secretary of the Company is a partner. The amount owing at June 30, 2012 is $nil (December 31, 2011 – $nil).

In January 2012 the Company entered into a gold forward contract with a company related by common directors. The fair value of this this liability as at June 30, 2012 was $6.1 million resulting in a loss of $nil being recognized for the three months ended June 30, 2012.

In July, 2011 the Company entered into a royalty agreement with a company owned by a director of the Company. The royalty agreement arose in connection with the use of proprietary mercury emissions technology, owned by the related party, at Jerritt Canyon. During the three months ended June 30, 2012 a total of $0.1 million was charged to the Company under this agreement (2011 – $nil).

The amounts outstanding are unsecured and will be settled in cash. No expense has been recognized for bad or doubtful debts in respect of the amounts owed by related parties.

Compensation of key management personnel:

The remuneration of directors and other members of key management personnel during the periods was as follows:

	Three months ended
	June 30,
	2012	2011
Salaries and directors fees	$461	$459
Short-term benefits	30	16
Share-based payments	295	-
	$786	$475

The remuneration of directors and key executives is determined by the compensation committee and is dependent upon the performance of individuals, the performance of the Company, and external market trends.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and judgments that affect the amounts reported in the financial statements. By their nature, these estimates and judgments are subject to management uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

Critical accounting estimates that have the most significant effect on the amounts recognized in the financial statements are:

Capitalization of long-term mine development costs

The Company capitalizes mining and drilling expenditures that are deemed to have economic value beyond a one-year period. The magnitude of this capitalization involves a certain amount of judgment and estimation by the mine engineers. The magnitude of this capitalization makes this a critical accounting estimate.

Impairment testing of long-lived assets

At each reporting date, the Company reviews the carrying amounts of its long-lived assets to determine whether there is any indication that those assets are impaired. If such impairment exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash generating unit (“CGU”) to which the asset belongs.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment is recognized immediately as an expense.

All capitalized exploration and evaluation expenditures are monitored for indications of impairment. Where a potential impairment is indicated, assessments are performed for each area of interest.

Where an impairment subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable value, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment been recognized for the asset (or CGU) in prior years. A reversal of an impairment is recognized as income immediately.

A National Instrument 43-101 compliant estimate of proven and probable reserves and measured, indicated & inferred resources for each mineral property is a critical estimate in evaluating long-lived assets for impairment. In addition, estimates such as the future price of gold and certain capital and operating cost estimates are critical estimates in the evaluation of potential impairment of long-lived assets.

Decommissioning and rehabilitation provisions

Reclamation costs are estimated at their fair value based on the estimated timing of reclamation activities and management’s interpretation of the current regulatory requirements in the jurisdiction in which the Company operates. Changes in regulatory requirements and new information may result in revisions to these estimates. The estimated asset retirement obligations on both the Jerritt Canyon property and the Ketza River property are fully funded at this date.

Income taxes

Deferred taxation is recognized using the liability method, on unused tax losses, unused tax credits, and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. However, the deferred taxation is not recognized for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss. Deferred taxation is determined using tax rates and laws that have been enacted or substantively enacted by the reporting date and are expected to apply when the related deferred taxation asset is realized or the deferred taxation liability is settled.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the on unused tax losses, unused tax credits, and temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Share based payments and valuation of warrants

The fair value of stock options granted, measured using the Black-Scholes option pricing model, is used to measure stock-based compensation expense. The Black-Scholes option pricing model requires the usage of certain estimates, which includes the estimated outstanding life of stock options granted.

When the Company issues Units that are comprised of a combination of common shares and warrants, the value is assigned to common shares and warrants based on their relative fair values. The fair value of the common shares is determined by the closing price on the date of the transaction and the fair value of the warrants is determined based on a Black-Scholes option pricing model. Those warrants which are denominated in a currency other than the Company’s functional currency are recognized on the statement of financial position as derivative instruments.

Derivative Instruments

All financial instruments that meet the definition of a derivative are recorded on the statement of financial position at fair value. Changes in the fair value of derivatives are recorded in the statement of operations. Management applies significant judgment in estimating the fair value of those derivatives linked to the price of gold.

RECENT ACCOUNTING PRONOUNCEMENTS

Recent accounting pronouncements issued which may impact us in the future are as follows:

Accounting standards adopted January 1, 2012:

1.)	Amendments to IFRS 7 - Financial Instruments: Disclosures (“IFRS 7”)

In October 2010, the IASB issued the IFRS 7 amendments to enhance the disclosure requirements with regards to the transfer of financial assets. The amendments are effective for annual periods beginning on or after July 1, 2011, with earlier adoption permitted. This amendment did not have a significant impact on its consolidated financial statements.

2.)	Amendments to IAS 12 - Income Taxes (“IAS 12”)

The IAS 12 amendment was issued in December 2010, and provides a solution to determining the recovery of investment properties as it relates to the accounting for deferred income taxes. This amendment is effective for annual periods beginning on or after July 1, 2012, with earlier application permitted. This amendment did not have a significant impact on its consolidated financial statements.

Accounting standards effective January 1, 2013:

1.)	IFRS 10 - Consolidated Financial Statements (“IFRS 10”)

Issued in May 2011, IFRS 10 replaces the consolidation guidance previously provided by IAS 27- Consolidated and Separate Financial Statements and SIC 12 Consolidation – Special Purpose Entities. IFRS 10 is effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted. This new standard redefines the principle of control for all types of entities, being based on exposure or rights to variable returns from the investee and the ability to affect the reporting entity’s returns. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

2.)	IFRS 11 - Joint Arrangements (“IFRS 11”)

IFRS 11 replaces IAS 31 - Interests in Joint Ventures, and SIC 31- Jointly Controlled Entities – Non- Monetary Contributions by Venturers. IFRS 11 establishes a principle based approach to accounting for joint arrangements, in which an entity is involved, by assessing its rights and obligations and classifying the type of joint arrangement based on such an assessment. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

3.)	IFRS 12 - Disclosure of Interests in Other Entities (“IFRS 12’)

IFRS 12 requires enhanced disclosure of the Company’s interests in both consolidated and non- consolidated entities to enable readers of the financial statements to evaluate the nature of and risks associated with these interests. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

4.)	IFRS 13 - Fair Value Measurement (“IFRS 13”)

Issued in May 2011, IFRS 13 sets out a single framework for measurement and disclosure of information regarding fair value measurement. This standard applies when another IFRS requires, or permits, fair value measurements and/or disclosures about fair value measurements. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

5.)	Amendments to IAS 1 - Presentation of Financial Statements (“IAS 1”)

This amendment, issued in June 2011, requires an entity to group items presented in the Statement of Comprehensive Income on the basis of whether they may be reclassified to earnings subsequent to initial recognition. For those items presented before taxes, the amendments to IAS 1 also require that the taxes related to the two separate groups be presented separately. The amendments are effective for annual periods beginning on or after July 1, 2012, with earlier adoption permitted. The Company does not anticipate the application of the IAS 1 amendments to have a material impact on its consolidated financial statements.

6.)	Amendment to IAS 19 – Employee Benefits (“IAS 19”)

This amendment, issued in June 2011, introduced changes to the accounting for defined benefit plans and other employee benefits. The amendments include elimination of the option to defer, or recognize in full in earnings, actuarial gains and losses, and instead mandates the immediate recognition of all actuarial gains and losses in other comprehensive income, and requires use of the same discount rate for both defined benefit obligation and expected asset return when calculating interest costs. Other amendments include modification of the accounting for termination benefits and classification of other employees. The Company does not anticipate application of IAS 19 amendments to have a material impact on its consolidated financial statements.

7.)	IFRIC 20 – Stripping Costs in the Production Phase of A Surface Mine (“IFRIC 20”)

In October 2011, the IASB issued IFRIC 20 which clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) usable ore that can be used to produce inventory; and (ii) improved access to further quantities of material that will be mined in future periods. IFRIC 20 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted, and includes guidance on transition for pre-existing stripping assets. The Company is currently evaluating the impact the new guidance is expected to have on its consolidated financial statements.

Accounting standards effective January 1, 2015:

1.)	IFRS 9 - Financial Instruments (“IFRS 9”)

This new standard for the financial reporting financial instruments is intended to replace IAS 39 - Financial instruments: Recognition and measurement (“IAS 39”), in entirety, in three main phases. IFRS 9 is intended to be principles-based, and less complex than IAS 39. The first phase of IFRS 9 was issued and amended in November 2009 and October 2010, respectively, and addressed the classification and measurement of financial assets and financial liabilities. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the contractual cash flow characteristics, and the Company’s business model for managing, financial assets. Financial liabilities are classified and subsequently measured at amortized cost, except for financial liabilities classified as at fair value through profit or loss (“FVTPL”), financial guarantees, and other certain exceptions.

In response to delays to the completion of the remaining two phases of the project, on December 16, 2011, the IASB issued amendments to IFRS 9 which deferred the mandatory effective date of IFRS 9 from January 1, 2013 to annual periods beginning on or after January 1, 2015. The amendments also provided relief from the requirement to restate comparative financial statements for the effects of applying IFRS 9.

The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, receivables, restricted funds, accounts payable, accrued liabilities, borrowings, warrants and other derivative assets and liabilities.

Cash and cash equivalents, restricted funds, and derivative assets and liabilities, are designated as fair value through profit or loss (“FVTPL”, all held for trading) and are therefore carried at fair value, with any unrealized gain or loss recorded in income. Derivative assets are forward metal sale option contracts (“Puts”). Subsequent to recording the initial acquisition of these derivative assets, fair value is derived from observable market prices for Puts with like terms. The Company’s derivative liabilities are comprised of: (a) Warrants (considered derivatives due to being denominated in Canadian dollars, a different currency than the Company’s U.S. dollar functional currency); (b) derivative Forward Contracts; and, (c) the gold derivative embedded within the Notes (the “Embedded Derivative”). The fair value of the Embedded Derivative and derivative forward contracts are made by reference to the gold spot price at period end. The fair value of the company’s share purchase warrants is determined using an option pricing model.

Account receivables are classified as loans and receivables with accounts payable, accrued liabilities and borrowings classified as other liabilities and are held at amortized cost using the effective interest method of amortization. The fair value of accounts receivable, and accounts payable and accrued liabilities, approximates the carrying values because of the short term nature of these instruments.

RISK ASSESSMENT

There are numerous risks involved with gold mining and exploration companies and the Company is subject to these risks. The Company’s major risks and the strategy for managing these risks are as follows:

Gold price volatility

The price of gold has been historically volatile and this volatility will likely continue both near-term and long-term. Management’s strategy in dealing with this volatility is to expose gold produced by Jerritt Canyon to this volatility (i.e. sell gold at market rates as produced), thus participating in upward movements in price of gold, while also being exposed to downward movements in the price of gold. The Company has currently entered into two derivative forward contracts whereby future settlement will be determined by the future market price of gold. As repayment of these obligations is referenced to the gold spot price, increases in the price of gold will increase the cost of payment.

Further, the company’s deferred revenue represents the prepayment of funds for Forward Gold Purchase Agreements with Deutsche Bank, entered into on August 12, 2011 and February 7, 2012. Under the Gold Purchase Agreement the Company is obligated to deliver 173,880 ounces of gold to Deutsche Bank, to be delivered through scheduled monthly deliveries over a forty-eight month term that commenced in September of 2011. Under the Second Gold Purchase Agreement the Company is obligated to deliver and additional 27,950 ounces of gold to Deutsche Bank, to be delivered through scheduled monthly deliveries over a forty-three month term that commenced in March 2012.

The Company is to receive additional payments from Deutsche Bank for the monthly gold deliveries associated with these agreements. The dollar amount of the additional payments is contingent on the future price of gold.

Estimates of reserves and resources

Resource estimates involve a certain level of interpretation and professional judgment. In the past the Company opted to utilize the services of SRK Consulting in the National Instrument 43-101 work for both the Jerritt Canyon mine and the Ketza River project. This ensures a consistent methodology is utilized from property to property. The Company is currently in the process of completing an updated National Instrument 43-101 report for both the Ketza River and Jerritt Canyon property and expects these to be completed during the second quarter of 2012.

Environmental risk

Environmental factors must be taken into account at all stages of project development and during mining operations. The Company understands that it is critical to long-term success to operate in an environmentally conscious manner. The operations in Nevada are subject to close environmental regulation from the NDEP and the Company is currently operating under the terms of a Consent Decree signed in October 2009. The Company must continue to comply with the terms and deadlines of the Consent Decree or be subject to further fines until it returns to compliance.

Safety risk

The mining business can present some significant safety risks during all phases of project/mine life. The Company has undertaken several safety related capital improvements to the Jerritt Canyon facilities since acquiring the property in 2007 to mitigate the impact of these risks. In 2012 safety related improvements continue to be a component of the capital budget.

Ability to raise capital

The availability of capital is dependent on both macroeconomic factors and the Company’s track record in utilizing capital. The industry continues to go through a period of credit tightening, with heightened security requirements and lowered funding expectations, which present significant challenges to companies attempting to obtain financing. Although the availability of some forms of funding improved in early 2011, the ability to obtain regular debt financing continued to prove difficult for companies without a sufficient history of sustainable earnings, especially towards the latter part of 2011.

The Company was able to obtain funds financing in 2011 primarily through a Gold Facility which entailed an upfront partial payment for the future delivery of gold production. Further funding in the first half of the year was obtained through both the issuance of flow-through shares and also through a limited issuance of non-flow-through shares through private placement. During 2011 the market for smaller gold companies experienced an exodus of capital and this has directly impacted the Company’s market capitalization, increasing the difficulty to do any significant forms of equity financing without incurring significant dilution. Management attempts to use capital resources as efficiently as possible, while being aware of the need to invest money in the finding and developing future gold-bearing ore bodies.

Exploration for future gold resources and reserves

Exploration can be a very capital intensive undertaking for the Company. Management understands this risk and attempts to use available resources as efficiently as possible. The Company determines an appropriate level of exploration expenditures during the budgeting process and the results of these programs are assessed to determine future level of exploration activity.

OUTSTANDING SHARE DATA

The following is the outstanding share information for Yukon-Nevada Gold as of August 10, 2012:

Common shares issued and outstanding	996,751,669

		Weighted average	Weighted average
Outstanding equity instruments	# Outstanding (000')	Exercise price	Years to expiration
Warrants	146,004,742	$0.58	2.0
Stock options	63,665,514	$0.33	2.8

DISCLOSURE CONTROLS AND PROCEDURES

Based upon the evaluation of the effectiveness of the disclosure controls and procedures regarding the Company’s consolidated financial statements for the three and six months ended June 30, 2012 and this MD&A, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures were effective to ensure that material information relating to the Company was made known to others within the Company particularly during the period in which this report and accounts were being prepared, and such controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under regulatory rules and securities laws is recorded, processed, summarized and reported, within the time periods specified. Refer below to Internal Control Over Financial Reporting. Management of the Company recognizes that any controls and procedures can only provide reasonable assurance, and not absolute assurance, of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management, including the Chief Executive Officers and Chief Financial Officer, has assessed:

(i)	the design and evaluated the effectiveness of the Company’s disclosure controls and procedures and

(ii)

the design of the company’s internal control over financial reporting as of June 30, 2012, pursuant to the certification requirements of National Instrument 52-109. Management has satisfied itself that no material misstatements exist in the Company’s financial reporting at June 30, 2012.

ADDITIONAL INFORMATION

Additional information may be examined or obtained through the internet by accessing the Company’s website at www.yukon-nevadagold.com or by accessing the Canadian System for Electronic Data Analysis and Retrieval (SEDAR) website at www.sedar.com.

FORWARD LOOKING STATEMENTS

This report contains “forward-looking statements”, including all statements that are not historical facts, and forward looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian Securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

With respect to forward-looking statements and the information included in this MD&A, we have made numerous assumptions, including, among other things, assumptions about the price of gold, anticipated costs and expenditures and our ability to achieve our goals, even though our management believes that the assumptions made and the expectations represented by such statements or information will prove to be accurate. By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include among other things the following: gold price volatility; discrepancies between actual and estimated production and mineral reserves and resources; the speculative nature of gold exploration; mining operational and development risk; and regulatory risks. See our Annual Information Form for additional information on risks, uncertainties and other factors related.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.